[PMFG Letterhead]

March 28, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMFG, Inc.

Form 10-K for Fiscal Year Ended June 29, 2013

Filed September 6, 2013

Form 10-Q for Fiscal Quarter Ended December 28, 2013

Filed February 7, 2014

Definitive Proxy Statement on Schedule 14A

Filed October 2, 2013

File No. 1-34156

Dear Mr. O’Brien:

Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letters received by e-mail on March 4, 2014 and on March 24, 2014 (the “Comment Letters”).

For ease of reference, the text of the Staff’s comments are set forth in bold-face type below, followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended June 29, 2013

Risk Factors, page 15

Litigation against us could be costly…page 17

1.	In future filings throughout your documents when referring to litigation, contingencies or other uncertainties and their material adverse effect on your financial condition and results of operations, please also include cash flows when discussing these items as it represents an important aspect for investors.

Response: In future filings, the Company will include a discussion of the potential impact on cash flows related to any material adverse litigation, contingencies or other uncertainties, in addition to the potential impact on the Company’s financial condition and results of operations.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

If actual cost for our projects…or if we are required to pay liquidated damages due to later delivery…page 21

2.	In accordance with your sales agreements pertaining to events of defaults and remedies, please explain how you handle liquidated damages clauses from a revenue recognition perspective and tell us whether there have been any instances of non-performance as defined in such agreements, and if so, how they have been accounted for. If there have been no instances of non-performance to date, please describe how you would account for those cases.

Response: In response to the Staff’s comment, we will expand the disclosure of our accounting policy on Revenue Recognition in Note A to the Consolidated Financial Statements, Nature of Operations and Summary of Significant Accounting Policies, to clarify the Company’s accounting policy with regard to liquidated damages. Set forth below is the disclosure the Company will include in future filings to address Comment No. 2 (additional disclosure in italics):

. . . The percentage-of-completion method generally results in the recognition of reasonably consistent profit margins over the life of a contract, however changes in estimated total costs can impact profit margins from period to period. Many of our customer contracts define events of default related to product performance and/or timing of delivery, as well as remedies for such events of default. Anticipated events of default and estimated remedies, such as those provided under liquidated damage clauses, are accounted for as reductions in revenue in the period in which the potential default is first identified and the damages can be reasonably estimated.

Management’s Discussion and Analysis, page 28

3.	Please revise the discussion in future filings to provide additional detail and analysis of the underlying reasons for material trends and events in your operations that will allow a reader to understand the business through the eyes of management. For example:

•	On page 37 of your Form 10-K, your discussion of the decrease in Process Products revenue from fiscal 2012 to 2013 cites lower demand in the U.S. for separation and filtration equipment, certain customer delays, and an offsetting increase in demand in Asia. Please quantify the impact of these separate factors so an investor can understand their relative importance and their potential to influence future operations. Provide analysis of the underlying reasons for the changes in demand described.

•	On page 37 of your Form 10-K and page 27 of your Form 10-Q for the period ending December 28, 2013, you attribute significant decreases in revenues to customer driven delays on certain projects. Please provide a discussion and analysis of these projects, with quantified data where available and material, that clearly describes your understanding of the significant events and circumstances and your expectations for the impact on future operations.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

•	On pages 27 and 30 of the Form 10-Q for the period ending December 28, 2013, quantify the impact of the multiple factors contributing to the decrease in Process Products operating income. Provide additional discussion and analysis of the cost overruns during the quarter to clarify the potential impact on future periods.

Please provide us with example future disclosure for the above items. However, these are examples and not meant to be a comprehensive list. Revise MD&A in future filings throughout to quantify the impact of material events described and provide full disclosure of underlying reasons and potential impacts to future periods. For additional guidance, see SEC Release 33-8350.

Response: In future filings, the Company will provide additional disclosure in MD&A to quantify the impact of material events and provide additional disclosure of underlying reasons for and potential impacts of such events to future periods. Set forth below is an illustrative example of future disclosure the Company would include in its periodic reports to provide additional detail and analysis of the underlying reasons for material trends and events including but not limited to, the examples provided in Comment No. 3 (additional disclosures in italics).

. . . As a result of the project nature of the Company’s operations, revenue will vary from period to period for various reasons including relative demand as evidenced by the aggregate dollar value of our backlog and delays in the design approval and fabrication of projects in backlog which can extend the duration of a project.

Process Products revenue decreased by $5.4 million or 4.6%, in fiscal 2013 compared to fiscal 2012. The decrease is attributed to the following (in millions):

Decreased demand in the North and South America geographical regions	$	(x.x	)
Increased demand in the Asia-Pacific geographical region		x.x
Impact of projects subject to customer-driven delays		(x.x	)

$(5.4)

Lower demand in the North and South America geographical regions primarily resulted from a decrease in the demand for separation and filtration equipment utilized in natural gas infrastructure, as well as geopolitical uncertainties in South America. Increased demand in the Asia-Pacific region primarily resulted from an increase in construction of natural gas infrastructure and nuclear power generation facilities, as well as the benefit of additions to our sales resources located in China in 2012 and 2013. Approximately x.x% of the Company’s backlog at the end of the period was subject to customer-driven delays. We expect the revenue related to projects subject to customer-driven delays to be recognized in future periods.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Critical Accounting Policies and Estimates, page 30

Revenue Recognition, page 30

4.	In future filings, please expand your policy to address the following:

•	Discuss the impact of any material changes in estimates to your financial statements. Please refer to ASC 605-35-25-85, ASC 605-35-25-86, 605-35-50-9, and 250-10-50-4 for guidance.

•	If material, disclose the amount of revenue recognized for each period presented that relates to unapproved change orders and/or claims and provide a description of how unapproved change orders and claims impact revenue recognition.

Please provide us with the disclosures you intend to include in future filings and address events subsequent to your last year-end that will require disclosure in upcoming periodic reports.

Response: In future filings, the Company will expand its disclosure to address the impact of material changes in estimates to its financial statements. The Company advises the Staff that the impact of unapproved change orders were not material in fiscal 2013 or in subsequent interim periods. Set forth below is the disclosure the Company will include in future filings to address Comment No. 4 (additional disclosure in italics).

Revenue Recognition

… The percentage-of-completion method generally results in the recognition of reasonably consistent profit margins over the life of a contract, however changes in estimated total costs can impact profit margins from period to period. Changes in estimated total costs are reflected in the computation of percentage-of-completion computations when such changes are identified and can be reasonably estimated. Change orders affecting the contract amount are considered only after receipt of a legally binding agreement. Incremental costs related to change orders are included in the estimate of total costs upon the earlier of receipt of the change order or the Company’s committed purchase obligation.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Goodwill and Intangible Assets, page 32

5.	In future filings, please clearly define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Please provide us with the disclosure you intend to include in future filings.

Response: In future filings, the Company will define the reporting unit level at which it tests goodwill for impairment. Set forth below is the disclosure the Company will include in future filings to address Comment No. 5 (additional disclosure in italics).

All goodwill and intangible assets are allocated to and are assessed at the Process Products segment level.

6.	Please expand your disclosure in future filings to include the following for any reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge:

•	Identification of the reporting unit, the amount of goodwill allocated to the reporting unit, and the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the key assumptions for the reporting unit that drive the estimated fair value and how the key assumptions were determined.

•	A discussion of the uncertainty associated with the specific, key assumptions. For example, to the extent you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions, with quantified information provided where material and useful to an understanding.

•	A discussion of any potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Provide us an example of your future intended disclosure.

Response: In future filings, the Company will expand its disclosure with respect to its reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge to include the requested information. Set forth below is the disclosure the Company will include in future filings to address Comment No. 6 (additional disclosure in italics).

At June 29, 2013 the fair value of our Process Products segment, which is also the reporting unit, exceeds its related carrying value by approximately $6 million or 5%. Increasing our discount rate by 25 basis points would not have resulted in an impairment charge. The terminal revenue growth rate utilized in calculating the fair value (5.0%) is a key assumption in estimating the fair value of the reporting unit and is dependent on our ability to meet internal projections and

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

operating plans, as well as other factors and assumptions. We believe the terminal revenue growth rate is consistent with our long-term historic trends and represents our expectations for future conditions based upon current visibility regarding long-term market indicators. We may have impairment charges in future periods as a result of changes in our operating results or our assumptions.

7.	In light of your operating results during the first half of fiscal 2014, please tell us supplementally how you considered the guidance in paragraphs 3(c) and 30 of ASC 350- 20-35 and paragraph 18 and its subparts in ASC 350-30-35 in evaluating the need for an interim assessment of goodwill and intangible assets.

Response: As disclosed in Note A to the Consolidated Financial Statements, “The Company evaluates the recoverability of indefinite-lived intangible assets annually in the fourth quarter, or whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.” In connection with the preparation of the Form 10-Q for the period ended December 28, 2013, the Company gave consideration to the guidance in ASC 350-20-35 and concluded that acceleration of the annual testing was not required in the period. Such consideration included the following:

Goodwill and indefinite-life intangible assets totaled $42.1 million as of December 28, 2013 and June 29, 2013. The goodwill and intangible assets are allocated entirely to the Company’s Process Products reporting segment. In evaluating these assets for potential impairment, management considers the nature of the products offered and industries served within such reporting segment and the long-term trends which will drive demand in the future.

As described in Part I of the Company’s Form 10-K, the products offered within the Process Products segments include:

•	separation and filtration equipment utilized within natural gas transmission and storage, gas-fired power generation facilities, and oil/petrochemical production and refining;

•	nuclear power plant steam separators; and

•	Skimovex oily water separation systems.

In general, these products range in contact value from $100,000 to over $2.0 million and become component parts within capital-intensive projects that frequently exceed $100 million or in the case of nuclear power generation facilities, more than $2 billion. Each of our products are custom engineered to meet the customer’s specifications. Given the capital-intensive nature of these projects and the lengthy construction and start-up cycles, long-term macro trends are more relevant than short-term market disruptions or opportunities. To illustrate, the Fukushima nuclear facility event had an immediate impact on the short-term demand for our nuclear plant steam separators as companies and countries reassessed safety, financing, and other issues. However, the long-term demand for nuclear power generation facilities, including both new construction in China and relicensing of life-extensions of facilities in the United States and Europe, remained in place.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

ASC 350-20-35 provides examples of events and circumstances that may require a company to evaluate goodwill and other intangible assets of a reporting unit for potential impairment between annual evaluations. Provided below are some of the relevant considerations made by management in the preparation of the interim financial results for the periods ended December 28, 2013 in light of the guidance in ASC 350-20-35:

a)	Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

•	In management’s opinion, the long-term macroeconomic conditions and outlook relevant to the demand for products offered within the Company’s Pressure Products segment has not deteriorated materially subsequent to the completion of the prior annual impairment evaluation. In contrast, certain market trends and events have developed that potentially strengthen the identified long-term macroeconomic trends, including:

i.	According to the US Energy Information Administration, the worldwide natural gas consumption is expected to increase 64% from 2010 to 2040, as natural gas continues to be the fuel of choice for the electric power and industrial sectors in many regions of the world. The demand in key markets such as the United States, Europe, and China for clean, reliable, and cost effective alternatives to coal-fired power generation continues to strengthen.

ii.	Natural gas prices in the United States have risen from the recent historic lows, thereby improving the economic returns for producers and distributors to invest in infrastructure.

iii.	Recent challenges of pending environmental regulations, including the Boiler MACT and the Cross-State Air Pollution Rules have been unsuccessful, which should support, if not accelerate, the anticipated transition to natural gas-fired power generation in the United States.

iv.	Proposed greenhouse gas regulations are expected to drive long-term fuel choices for domestic industrial and utility companies.

v.	Announced investments in LNG export terminals along the gulf-coast of the United States, micro-fraction LNG units for regional distribution and floating LNG production facilities should increase demand for natural gas and provide additional opportunities for the Company’s products.

vi.	The Chinese government has confirmed its commitment to produce and utilize natural gas as a key component of its energy solution, as well as the government’s commitment to improve air quality through the use of cleaner fuel choices such as natural gas and increased environmental regulations.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

•	As announced in November 2013, the Company entered into a joint development agreement with a major original equipment manufacturer (“OEM”) to develop enhancements for replacement nuclear plant steam separators. If successful, these products will contribute in excess of $20.0 to $30.0 million of revenue, annually. The joint development agreement also allowed the Company the opportunity to expand its existing relationship with that OEM and we now expect to be awarded significant project opportunities over the next 18-24 months.

•	Net bookings (i.e., contractual purchase orders) in our Process Products segment for the six month period ended December 28, 2013 totaled $62.9 million compared to $46.1 million in the comparable prior year period, a 36.4% increase.

•	Our backlog (i.e. contractual purchase orders less revenue recognized to date) in our Process Products segment totaled $71.8 million as of December 28, 2013 compared to $57.6 million as of June 28, 2013, a 21.0% increase.

•	Approximately 2% to 5% of the Company’s consolidated revenue results from the sale of separation and filtration equipment utilized in water processing equipment. Changes in environmental regulations globally have resulted in significant incremental opportunities for these products.

b)	Industry and market conditions such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics, a change in the market for an entity’s products or services, or a regulatory or political development.

•	While there continues to be significant uncertainties with regard to timing and trajectory of improvement in key global economic environments, the belief is generally held that the industry and market conditions are improving rather than deteriorating on a global basis. Certain markets in which the Company operates including Europe, India and Latin America are expected to continue to experience weaker economic conditions in the near-term. Further geopolitical events in North Africa, Latin America and Russia provide additional uncertainty that is outside the control of the Company.

c)	Cost factors such as increases in raw material, labor, or other costs that have a negative effect on earnings and cash flows.

•

During late summer and fall of 2013, the Company completed construction of two manufacturing facilities (an 80,000 square foot facility in Denton, Texas and a 200,000 square foot facility in Zhenjiang, China). The timing, capacity and design of these facilities was responsive to anticipated demand in nuclear-related products in the United States, Europe, and China. As the costs associated our

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

increased capacity and capabilities related to nuclear power generation will precede the revenue related to such opportunities, our costs and profitability may be negatively impacted in the near term. Further, the cost inefficiencies in the near term resulting from hiring of personnel and start-up of operations at new manufacturing facilities was anticipated.

•	The Company incurred cost overruns on a several specific contracts during the six month period ended December 28, 2013 aggregating to approximately $1 million. The nature and extent of such cost overruns is expected to be more isolated than recurring in nature.

•	In connection with the start-up of the new manufacturing facilities, the Company exited three smaller manufacturing facilities (two in the United States and one in China). The Company recognized employee severance, relocation and other one-time costs of approximately $500,000 during the six-month period ended December 28, 2013 that are not expected to be recurring in future periods.

•	In anticipation of future demand in select markets such as Asia-Pacific, including China, Middle East and India, we have invested in sales, engineering, and supply chain resources. Such expenditures may precede bookings and revenue for some period of time.

d)	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

•	The Company’s anticipated revenue and profitability were negatively impacted during the six month period ended December 28, 2013 by customer-initiated project delays ranging from delays in design approval, material requirements, project financing, and fabrication requirements. While project delays are inherent in capital intensive construction projects, these delays were above average during the six-month period and not expected to continue at that magnitude in the future.

•	The Company’s revenue and earnings for the six-month period ended December 28, 2013 were lower than internal projections in part due to delays in anticipated construction projects in Canada and Latin America. Projects in backlog from these regions have recently represented a significant portion of total backlog. These regions represented less than 10% of projects in backlog as of December 28, 2013. These delays are attributed to uncertainties around demand and pricing of natural gas and petrochemical exports from these regions, as well as geopolitical events in Latin America. The Company believes these delays should be lower in future periods.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

•	The Company’s revenue and earnings for the six-month period ended December 28, 2013 were lower than internal projections in part due to delays in the construction projects in China, as well as customer-initiated delays on projects previously awarded. Recent changes in the Chinese government combined with uncertainties regarding liquidity within many of the state-owned entities has resulted in a year-over-year decrease in revenue from that geographical region and financial results below our internal expectations. The Company believes these trends will reverse over coming months as projects are released for fabrication. Our backlog of projects destined for China totaled approximately $10 million at December 28, 2013; nearly three times the level at December 31, 2012.

e)	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

•	No such events occurred during the six-month period ended December 28, 2013 nor are they expected over the coming periods.

f)	Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

•	No such events occurred during the six month period ended December 28, 2013 nor are they expected over the coming periods.

g)	A sustained decrease in share price.

•	The Company’s prepared an analysis of the recoverability of indefinite-lived assets in the fourth quarter of fiscal 2013. While the Company’s common stock has traded lower than the market prices in 2011 and the early part of 2012, the share price has not declined significantly from the time of the prior analysis. The Company’s common stock closed at $9.07 on December 27, 2013 compared to $6.92 on June 28, 2013.

After weighing both positive and negative evidence, as well as short-term financial results against long-term market trends, the Company concluded that no interim evaluation of goodwill or indefinite-lived intangible assets of the Process Products segment for potential impairment was necessary during the quarter ended December 28, 2013. In reaching that conclusion, management believes that the long term outlook for the Company and the Process Products reporting segment, in particular, did not deteriorate materially from the outlook at the time of the prior annual impairment analysis. The Company will again review this determination during the quarter ended March 29, 2014.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Liquidity and Capital Resources, page 41

8.	In future filings please provide a discussion of cash, cash equivalents and restricted cash held in financial institutions outside the United States, addressing amounts available for your use for ongoing cash needs and your plans to permanently reinvest funds outside the U.S. Discuss the obligation to accrue and pay U.S. taxes to repatriate any funds outside the U.S.

Response: In response to the Staff’s comment, in future filings, the Company will include a discussion of cash, cash equivalents and restricted cash held in financial institutions outside the United States. Set forth below is the disclosure the Company will include in future filings to address Comment No. 8 (additional disclosure in italics).

Liquidity and Capital Resources

Our cash and cash equivalents were $58.0 million as of June 29, 2013, of which $5.0 million was restricted as collateral for stand-by letters of credit and bank guarantees, compared to $60.2 million at June 30, 2012, of which $7.9 million was restricted. Cash and cash equivalents held in financial institutions outside the United States totaled $19.6 million and $19.4 million at June 29, 2013 and June 30, 2012, respectively, to support the existing operations and planned growth of our operating locations outside the United States. The Company has elected to treat foreign earnings as permanently reinvested outside the U.S. and has not recognized the U.S. tax expense, if any, on those earnings.

Tabular Disclosure of Contractual Obligations, page 43

9.	Please tell us how you have presented the principal and interest payments on your term loans in the table of contractual obligations.

Response: The Company inadvertently omitted the principal and interest payments on term loans in the table of contractual obligations. Set forth below is the table as it will be structured in future filings to include principal and interest payments on long-term debt obligations:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Term Loans A and B	$8,719	$—	$1,577	$1,882	$5,260
Construction contract - new manufacturing facility (1)	4,521	4,521	—	—	—
Purchase obligations (2)	16,205	16,205	—	—	—
Unrecognized tax benefits	1,099	—	1,099	—	—
Stand-by letters of credit (3)	18,143	11,746	4,974	1,119	304
Interest payments	2,015	610	691	419	295
Operating lease obligations	6,241	1,734	3,237	1,057	213

Total contractual obligations	$56,943	$34,816	$11,578	$4,477	$6,072

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Note R-Income Taxes, page 74

10.	Please revise Note R to the financial statements to provide the disclosures required by ASC 740-30-50-2 for the undistributed earnings of your foreign subsidiaries that are considered permanently reinvested.

Response: In future filings, the Company will revise its note regarding income taxes to provide the disclosures required by ASC 740-30-50-2 for the undistributed earnings of its foreign subsidiaries that are considered permanently reinvested (additional disclosure in italics).

U.S. income and foreign withholding taxes have not been recognized for financial reporting purposes on the excess of the book basis over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the United States. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $x.x million as of June 29, 2013. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

Form 10-Q for Fiscal Quarter Ended December 28, 2013

Note 7-Debt, page 17

11.	Regarding your obtaining a limited waiver of the debt covenants subsequent to December 28, 2013, pertaining to limitations on capital expenditures and the Debt Service Coverage (DSC) Ratio, please revise future filings to disclose the specific terms of the covenants, including the actual amounts for each period and the required amounts before and after any revisions or waivers. This will allow readers to understand how much cushion there is between the required and the actual ratios and amounts. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. Further, in Liquidity and Capital Resources within MD&A you indicate that compliance with the financial covenant in the future depends on improving your profitability when compared to the first half of fiscal 2014. Please clarify to us whether the lender has formally waived accelerated payment beyond one year and elaborate as to your expectation for meeting these covenants in the future. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP – Financial Measures dated June 13, 2003.

Response: In future filings, the Company will disclose the terms of the covenants pertaining to limitations on capital expenditures and the DSC Ratio as well as, for each period, the actual amounts and required amounts before and after any revision or waivers. Further, the Company will disclose the computation of its actual performance with respect to each covenant, including any required reconciliation to U.S. GAAP. The Company also will discuss the risks and potential consequences of not complying with its debt covenants. Set forth below is the disclosure the Company will include in future filings to address Comment No. 11 (additional disclosure in italics).

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Note 7 - DEBT

At December 28, 2013, the Company was required to maintain a Consolidated Total Leverage Ratio (“CTL”) not to exceed 1.75 to 1.00 and a Debt Service Coverage Ratio (“DSC”) of not less than 1.50 to 1.00. The CTL ratio is calculated as the ratio of the Company’s aggregate total liabilities to the sum of the excess of the Company’s total assets over its total liabilities as each is determined on a consolidated basis in accordance with generally accepted accounting principles. The DSC ratio is calculated as the ratio of the Company’s consolidated EBITDA less certain restricted cash payments, capitalized expenditures and taxes to the Company’s consolidated fixed charges, which is the sum of the Company’s current maturities of long-term debt and the amount of cash paid for interest on a trailing 12 month basis. Under the Credit Agreement, capital expenditures are limited to (a) those made in connection with the new manufacturing facility in Denton, Texas; (b) those made in connection with the new manufacturing facility in China, not to exceed $10.0 million; and (c) $3.0 million of other capital expenditures in any fiscal year plus any amounts below $3.0 million of expenditures from the immediately preceding fiscal year. The Credit Agreement also contains other covenants, including restrictions on additional debt, dividends, acquisitions and dispositions. At December 28, 2013, the Company was not in compliance with limitations on capital expenditures and the DSC ratio. Subsequent to December 28, 2013, the Company obtained a limited waiver of the covenants. The limit on the capital expenditure was increased to allow for up to $13.0 million for the aggregate costs of the manufacturing facility in China. The DSC ratio was unchanged. However, the definition of DSC was adjusted to exclude plant relocation costs up to $650,000 from Consolidated EBITDA which increased DSC at December 28, 2013 to 1.57 to 1.00. Accordingly, the Company was in compliance with its debt covenants.

Liquidity and Capital Resources

… the Company obtained a limited waiver of the covenant with modification of terms that brought the Company into compliance as of December 28, 2013. Compliance with this financial covenant in future periods is dependent on an improvement in the Company’s profitability when compared to the six month period ended December 28, 2013. Failure to remain in compliance with any material provision or covenant of our Credit Agreement could result in a default which could, absent a waiver or amendment, among other things, require immediate repayment of outstanding indebtedness under our Credit Agreement and limit our ability to provide letters of credit and/or bank guarantees as required under certain of our customer contracts.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

Definitive Proxy Statement on Schedule 14a filed October 2, 2013

Compensation Program Review for Fiscal Year 2013, page 25

1.	With a view toward disclosure in future filings, tell us the names of companies included in the broader market survey data or Market Data. We note the disclosure that the Market Data was weighted at 40% in the Blended Data used to set executive compensation for fiscal years 2012 and 2013.

Response: Survey data was utilized by the consultant in the competitive analysis for two primary reasons: (1) to provide market data for positions where there were no direct comparisons available among the peer group companies; and (2) to provide a more complete picture of broader “market” pay practices, as we compete with more than just the peer group companies for leadership talent.

The survey data utilized by the compensation consultant included a combination of multiple “general industry” survey sources. The consultant collected data representative of companies with annual revenue between $50 million and $199 million, and regressed the survey data to reflect compensation for executives in companies within this revenue size range. Not all companies in the survey sources report data for every position and the survey sources do not consistently list companies which fall within the revenue size ranges. Consequently, the consultant did not provide the Compensation Committee with the names of the companies participating in each of the surveys, as the full participant list would not be representative of the data presented.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

March 28, 2014

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 353-5510, or James E. O’Bannon of Jones Day at (214) 969-3766.

Very truly yours,

/s/ Ronald L. McCrummen

Ronald L. McCrummen

Executive Vice President and Chief Financial Officer

cc:	Thomas D’Orazio, SEC
Peter J. Burlage, PMFG, Inc.
James E. O’Bannon, Jones Day
Charles T. Haag, Jones Day